Exhibit 99.2

AZUL S.A.

Unaudited Interim Condensed
Consolidated Financial Statements

March 31, 2023

Contents

Statement of financial position	3
Statement of operations	5
Statement of comprehensive loss	6
Statement of changes in equity	7
Statement of cash flows	8
Notes to the interim condensed consolidated financial statements	9

AZUL S.A. Consolidated Statement of financial position As of (In thousands of Brazilian reais – R$)

Assets	Note	March 31, 2023	December 31, 2022

Current assets

Cash and cash equivalents	4	466,350	668,348
Accounts receivable	6	1,267,103	1,803,998
Aircraft sublease	7	65,790	70,193
Inventories	8	718,869	721,738
Security deposits and maintenance reserves	9	940,954	1,025,168
Taxes recoverable	10	234,748	234,891
Derivative financial instruments	21	21,205	36,054
Prepaid expenses	11	150,216	182,891
Advances to suppliers	12	77,841	121,697
Other assets		6,625	6,958
Total current assets		3,949,701	4,871,936

Non-current assets

Long-term investments	5	753,779	733,043
Aircraft sublease	7	89,896	105,860
Security deposits and maintenance reserves	9	1,622,764	1,514,393
Derivative financial instruments	21	-	235,896
Prepaid expenses	11	194,031	319,000
Other assets		8,813	9,005
Property and equipment	14	1,925,503	1,953,089
Right-of-use assets	15	7,394,087	7,552,548
Intangible assets	16	1,463,662	1,426,523
Total non-current assets		13,452,535	13,849,357

Total assets		17,402,236	18,721,293

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

AZUL S.A. Consolidated Statement of financial position As of (In thousands of Brazilian reais – R$)

Liabilities and equity	Note	March 31, 2023	December 31, 2022

Current liabilities

Loans and financing	17	1,441,842	1,127,729
Leases	18	4,578,717	4,025,948
Accounts payable	19	2,715,650	2,432,843
Reverse factoring	20	-	753,352
Airport fees		1,033,688	831,897
Air traffic liability	22	4,091,940	4,140,025
Salaries and benefits		491,701	479,412
Insurance payable		62,798	84,985
Taxes payable	23	135,411	193,588
Derivative financial instruments	21	139,941	69,365
Provisions	24	1,079,069	834,288
Other liabilities		113,687	82,673
Total current liabilities		15,884,444	15,056,105

Non-current liabilities

Loans and financing	17	7,202,848	7,508,689
Leases	18	9,921,373	10,556,885
Accounts payable	19	403,249	516,971
Airport fees		504,932	502,872
Air traffic liability	22	9,193	-
Derivative financial instruments	21	-	175,210
Taxes payable	23	148,277	71,595
Provisions	24	2,140,378	2,408,706
Other liabilities		914,294	931,760
Total non-current liabilities		21,244,544	22,672,688

Equity	26

Issued capital		2,314,002	2,313,941
Advance for future capital increase		-	61
Capital reserve		1,990,368	1,970,098
Treasury shares		(13,085)	(10,204)
Other comprehensive income		5,281	5,281
Accumulated losses		(24,023,318)	(23,286,677)
		(19,726,752)	(19,007,500)

Total liabilities and equity		17,402,236	18,721,293

The accompanying notes are an integral part of these interim condensed consolidated financial statements .

4

AZUL S.A. Consolidated Statements of operations For the three months ended March 31 (In thousands of Brazilian reais – R$)

		Three months ended March,31
	Note	2023	2022

Passenger revenue		4,169,871	2,842,969
Other revenues		308,457	350,072
Total revenue	29	4,478,328	3,193,041

Arcraft fuel		(1,673,402)	(1,188,966)
Salaries and benefits		(537,472)	(434,221)
Airport fees		(262,361)	(199,107)
Passenger expenses		(195,596)	(132,970)
Maintenance		(157,896)	(160,268)
Advertising and publicity		(173,997)	(126,851)
Depreciation and amortization		(567,653)	(522,038)
Insurance		(19,398)	(18,768)
Rental (*)		(15,212)	(35,077)
Other		(707,310)	(524,619)
		(4,310,297)	(3,342,885)

Operating profit (loss)		168,031	(149,844)

Financial income		53,466	48,914
Financial expenses		(1,257,584)	(1,024,158)
Derivative financial instruments, net		(274,972)	306,042
Foreign currency exchange, net		574,418	3,486,094
Financial result	30	(904,672)	2,816,892

Net (loss) profit for the period		(736,641)	2,667,048

Basic (loss) earnings per common share – R$	27	(0.03)	0.10
Diluted (loss) earnings per common share – R$	27	(0.03)	0.10
Basic (loss) earnings per preferred share – R$	27	(2.12)	7.69
Diluted (loss) earnings per preferred share – R$	27	(2.12)	7.68

(*) Rental expenses are composed mainly by variable lease payments which is not comprised in scope of IFRS 16 .

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

AZUL S.A. Consolidated Statements of comprehensive (loss) income For the three months ended March 31 (In thousands of Brazilian reais – R$)

	Three months ended March,31
	2023	2022

Net (loss) profit for the period	(736,641)	2,667,048

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:	-	-

Total comprehensive (loss) income	(736,641)	2,667,048

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

6

AZUL S.A. Consolidated Statements of changes in equity For the three months ended March 31 (In thousands of Brazilian reais – R$)

Description	Note	Issued capital	Advance for future capital increase	Treasury shares	Capital reserve	Other comprehensive income	Accumulated losses	Total

As of January 1, 2022		2,290,876	120	(11,959)	1,946,471	5,799	(22,564,310)	(18,333,003)

Net profit for the period		-	-	-	-	-	2,667,048	2,667,048
						-
Total comprehensive income		-	-	-	-	-	2,667,048	2,667,048

Share buyback	26	-	-	(40)	-	-	-	(40)
Share-based payment	26/28	120	22,739	-	4,307	-	-	27,166

As of March 31, 2022		2,290,996	22,859	(11,999)	1,950,778	5,799	(19,897,262)	(15,638,829)

Description	Note	Issued capital	Advance for future capital increase	Treasury shares	Capital reserve	Other comprehensive income	Accumulated losses	Total

As of January 1, 2023		2,313,941	61	(10,204)	1,970,098	5,281	(23,286,677)	(19,007,500)

Net loss for the period		-	-	-	-	-	(736,641)	(736,641)

Total comprehensive income		-	-	-	-	-	(736,641)	(736,641)

Share buyback	26	-	-	(2,881)	-	-	-	(2,881)
Share-based payment	26/28	61	(61)	-	20,270	-	-	20,270

As of March 31, 2023		2,314,002	-	(13,085)	1,990,368	5,281	(24,023,318)	(19,726,752)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

7

AZUL S.A. Consolidated Statements of cash flows For the three months ended March 31 (In thousands of Brazilian reais – R$)

	Three months ended March,31
	2023	2022
Cash flows from operating activities
Net (loss) profit for the period	(736,641)	2,667,048
Adjustamnets to reconcilie net (loss) profit for the period to net cash flow
Depreciation and amortization	567,653	522,038
Derivative financial results	274,972	(306,042)
Share-based payment	20,593	8,070
Foreign currency exchange, net	(583,315)	(3,424,626)
Financial income and expenses	975,872	905,931
Provisions	97,669	80,331
Disposal of prepaid expenses	169,999	-
Result from modification of lease contracts	(22,412)	(816)
Result on disposal and/or sale of fixed assets and right of use	24,107	7,323
Adjusted net (loss) profit for the period	788,497	459,257

Changes in operating assets and liabilities
Accounts receivable	439,324	(361,329)
Aircraft sublease	11,234	14,980
Inventories	1,559	(30,773)
Security deposits and maintenance reserves	9,429	(75,155)
Prepaid expenses	(45,405)	(58,540)
Taxes recoverable	575	(41,258)
Advances to suppliers	(496,171)	73,683
Other assets	(3,208)	(1,114)
Rights and obligations with derivatives	(47,822)	41,123
Accounts payable	349,359	253,042
Airport fees	203,851	21,615
Air traffic liability	(88,107)	(15,804)
Salaries and benefits	53,829	15,482
Insurance payable	(20,436)	(39,447)
Taxes payable	16,925	(82,528)
Contingencies	(49,918)	(37,440)
Other liabilities	40,569	(160,031)

Total changes in operating assets and liabilities	375,587	(483,494)

Interest paid	(120,931)	(213,693)

Net cash provided (used) by operating activities	1,043,153	(237,930)

Cash flows from investing activities
Short-term investments
Acquisition of short-term investments	-	(500)
Redemption of short-term investments	-	451
Acquisition of intangible assets	(40,183)	(42,767)
Acquisition of property and equipment	(41,596)	(184,167)
Net cash used by investing activities	(81,779)	(226,983)

Cash flows from financing activities
Loans and financing
Proceeds	302,253	200,000
Repayment	(322,383)	(83,077)
Payment of costs	(4,719)	-
Reverse factoring	(727,368)	-
Lease payment	(407,712)	(820,467)
Treasury shares	(2,881)	(40)
Net cash used by financing activities	(1,162,810)	(703,584)

Exchange rate changes on cash and cash equivalents	(562)	(47,531)

Decrease in cash and cash equivalents	(201,998)	(1,216,028)

Cash and cash equivalents at the beginning of the period	668,348	3,073,799
Cash and cash equivalents at the end of the period	466,350	1,857,771

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

8

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

1.	OPERATIONS

Azul S.A. (“Azul” or “Company”) is a corporation governed by its bylaws, as per Law No. 6404/76 and by the corporate governance level 2 listing regulation of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). The Company was incorporated on January 3, 2008, and its core business comprises the operation of regular and non-regular airline passenger services, cargo or mail, passenger charter, provision of maintenance and hangarage services for aircraft, engines, parts and pieces, aircraft acquisition and lease, development of frequent-flyer programs, development of related activities and equity holding in other companies since the beginning of its operations on December 15, 2008.

The Company carries out its activities through its subsidiaries, mainly Azul Linhas Aéreas Brasileiras S.A. (“ALAB”) and Azul Conecta Ltda. (“Conecta”), which hold authorization from government authorities to operate as airlines.

The Company’s shares are traded on B3 and on the New York Stock Exchange (“NYSE”) under tickers AZUL4 and AZUL, respectively.

The Company is headquartered at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8th floor, in the city of Barueri, state of São Paulo, Brazil.

1.1	Organizational structure

The Company and its subsidiaries organizational consolidation structure as of March 31, 2023 is as follows:

9

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The table below lists the operational activities in which the Company’s subsidiaries are engaged, as well as the changes in ownership that occurred in period, when applicable.

				% equity interest
Company	Type of investment	Main activity	Country	March 31, 2023	December 31, 2022
IntelAzul S.A.	Direct	Frequent-flyer program	Brazil	100.0%	100.0%
AZUL Linhas Aéreas Brasileiras S.A. (ALAB)	Direct	Airline operations	Brazil	100.0%	100.0%
Azul Conecta Ltda. (Conecta)	Indirect	Airline operations	Brazil	100.0%	100.0%
ATS Viagens e Turismo Ltda.	Indirect	Travel packages	Brazil	99.9%	99.9%
ATSVP Viagens Portugal, Unipessoal LDA	Indirect	Travel packages	Portugal	100.0%	-
Cruzeiro Participações S.A	Indirect	Holding of equity interests in other companies	Brazil	99.9%	99.9%
Azul Investments LLP	Indirect	Funding	USA	100.0%	100.0%
Azul SOL LLC	Indirect	Aircraft financing	USA	100.0%	100.0%
Azul Finance LLC	Indirect	Aircraft financing	USA	100.0%	100.0%
Azul Finance 2 LLC	Indirect	Aircraft financing	USA	100.0%	100.0%
Blue Sabiá LLC	Indirect	Aircraft financing	USA	100.0%	100.0%
Canela Investments LLC	Indirect	Aircraft financing	USA	100.0%	100.0%
Canela Turbo Three LLC	Indirect	Aircraft financing	USA	100.0%	100.0%
Azul Saira LLC	Indirect	Aircraft financing	USA	100.0%	100.0%

1.2	Capital structure and net working capital

The Company's Management, together with the Board of Directors, constantly monitors the Company's liquidity position and cash projections, as well as any factors that may affect the ability to generate revenue and the Company's ability to honor the financial commitments assumed.

The variation in consolidated net working capital and equity is presented below:

Description	March 31, 2023	December 31, 2022	Variation

Net working capital	(11,934,743)	(10,184,169)	(1,750,574)
Equity	(19,726,752)	(19,007,500)	(719,252)

The variation in the balance of net working capital is mainly due to:

•	decrease of R$201,998 in cash and cash equivalents, result (i) of payments of R$1,155,210 related to loans, financing, leases and reverse factoring offset by funding (ii) payments related to the investment activities of R$81,779 and (iii) operating cash generation of R$1,043,153;

•	increase in accounts payable and airport fees result of payment term extension in the amount of R$484,598; and.

•	transfers from non-current to current, mainly in the account “Loans and financing”, “Leases” and “Provision for return of aircraft and engines”.

The increase in the negative position of shareholders' equity is mainly due to the financial result of the Company, which exceeds the operating profit by R$736,641.

10

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The Company's Management has been restructuring debts with lessors and original equipment manufacturers (“OEM’s”) as per note 33.

Management performed an evaluation and concluded that the Company is able to continue as a going concern and meet its obligations as they fall due. This evaluation is based on the Company's business plan approved by the Board of Directors on December 8, 2022. The business plan includes future actions, macroeconomic and aviation sector assumptions, such as: recovery in demand for air transport, estimates of exchange rates and fuel prices. The Company's Management monitors and informs the Board of Directors about the performance achieved in relation to the approved plan.

Based on this conclusion, these interim condensed consolidated financial statements have been prepared based on the principle of going concern.

1.3	Seasonality

The Company’s operating revenues depend substantially on the general volume of passenger and cargo traffic, which is subject to seasonal changes. Our passenger revenues are generally higher during the summer and winter holidays, in January and July respectively, and in the last two weeks of December, which corresponds to the holiday season. Considering the distribution of fixed costs, this seasonality tends to cause variations in operating results between the quarters of the fiscal year. It should be noted that the COVID-19 pandemic impacted the behavior related to the frequency of travels of the Company’s customers, in the first quarter of 2022, presented for comparative purposes.

2.	DECLARATION OF MANAGEMENT, BASIS OF PREPARATION AND PRESENTATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the three months ended 31 March 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The Company’s interim condensed consolidated financial statements have been prepared based on the real (“R$”) as a functional and presentation currency and are expressed in thousands of reais, unless otherwise indicated.

The preparation of the Company's interim condensed consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities. However, the uncertainty related to these judgments, assumptions and estimates can lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.

11

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The Company reviews its judgments, estimates, and assumptions on an ongoing basis. When preparing these interim condensed consolidated financial statements, Management used the following disclosure criteria to understand the changes observed in the Company's equity, economic and financial position and in its performance, since the end of the last fiscal year ended December 31, 2022. (i) regulatory requirements; (ii) relevance and specificity of the information on the Company's operations to users; (iii) informational needs of users of the interim condensed consolidated financial statements; and (iv) information from other entities participating in the passenger air transport market.

During the three months ended March 31, 2023, there were no impacts related to changes in accounting estimates and/or provisions that were not described in these interim condensed consolidated financial statements.

Management confirms that all relevant information specific to the interim condensed consolidated financial statements, and only such information, is presented and corresponds to that used by Management when carrying out its business management activities.

The interim condensed consolidated financial statements have been prepared based on the historical cost, except for the following material items recognized in the statements of financial position:

At fair value:

•     Short-term investments classified as cash and cash equivalents;

•     Short-term investments mainly comprised of TAP Bond;

•     Derivative financial instruments; and

•     Debenture conversion right.

2.1	Approval and authorization for issue of the interim condensed consolidated financial statements

The approval and authorization for issue of these interim condensed consolidated financial statements occurred at the Board of Directors’ meeting held on May 15, 2023.

3.	SIGNIFICANT ACCOUNTING POLICIES

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of 31 December 2022.

3.1	New accounting standards and pronouncements not yet adopted

There are no other standards and interpretations issued and not yet adopted that, in Management’s opinion, may have a significant impact on the result or equity disclosed by the Company.

12

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

3.2	Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate in effect at the date the transactions take place. Monetary assets and liabilities designated in foreign currency are translated based on the exchange rate in effect at the reporting date, and any difference resulting from currency translated is recorded under the line item “Foreign currency exchange, net” in the statement of operations.

The exchange rates to Brazilian reais at the date of these interim condensed consolidated financial statements are as follows:

	Exchange rates
	Rate as of			Average rate
Description	March 31, 2023	December 31, 2022	Variation %	March 31, 2023	March 31, 2022	Variation %

U.S. dollar	5.0804	5.2177	-2.6%	5.1963	4.9684	4.6%
Euro	5.5244	5.5694	-0.8%	5.5764	5.4740	1.9%

4.	CASH AND CASH EQUIVALENTS

Description	Weighted average rate p.a.	March 31, 2023	December 31, 2022

Cash and bank deposits	-	425,873	101,737
Cash equivalents
Bank Deposit Certificate - CDB	98.0% of CDI	700	352,971
Repurchase agreements	84.01% of CDI	37,123	210,443
Time Deposit - TD (a)	3.5%	2,549	2,616
Others	13.0%	105	581
		466,350	668,348

(a) Investment in U.S. dollar.

5.	LONG-TERM INVESTMENTS

Description	Weighted average rate p.a.	Maturity	March 31, 2023	December 31, 2022

TAP Bond	7.5%	Sep-26	753,779	733,043

			753,779	733,043

13

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

6.	ACCOUNTS RECEIVABLE

Description	March 31, 2023	December 31, 2022

Local currency
Credit card companies	300,540	1,109,197
Cargo and travel agencies	368,516	282,438
Travel package financing entities	122,872	135,168
TudoAzul Program partners	235,310	69,035
Others	42,079	41,973
Total local currency	1,069,317	1,637,811

Foreign currency
Credit card companies	17,679	15,913
Reimbursement receivable for maintenance reserves	100,796	78,801
Airline partner companies	39,732	39,612
Clearinghouse - agencies and cargo	25,074	26,363
Others	40,538	29,582
Total foreign currency	223,819	190,271

Total	1,293,136	1,828,082
Allowance for expected credit losses	(26,033)	(24,084)
Total net	1,267,103	1,803,998

In Brazil, credit card receivables are not exposed to credit risk of the cardholder. The balances can easily be converted into cash, when necessary, by discounting of these receivables with credit card companies.

During the three months ended March 31, 2023, the Company discounted accounts receivable of R$3,143,701 from accounts receivable from credit card companies, with no right of recourse.

The breakdown of accounts receivable by maturity, net of allowance for expected losses, is as follows:

Description	March 31, 2023	December 31, 2022

Not past due	1,105,971	1,644,019
Over 1 to 90 days	67,557	68,631
Over 90 days	93,575	91,348
Total	1,267,103	1,803,998

Until April 30, 2023, out of the total amount past due within 90 days, R$38,393 had already been received. Of the receivables past due for more than 90 days, approximately R$56,364 refer to reimbursement receivables for maintenance reserves of a lessor that had just emerged from a court-supervised reorganization (“Chapter 11”), and Management does not expect to incur losses on these operations since it has obligations at higher amounts than the outstanding amounts receivable. The Company is negotiating to recover these amounts or offset them against lease obligations. Therefore, we conclude that the allowance for expected credit losses is adequately estimated.

14

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The movement of the allowance for expected losses is as follows:

Description	March 31, 2023	December 31, 2022

Balances at the beginning of the period	(24,084)	(17,817)
(Additions), net	(1,955)	(6,583)
Write-off of uncollectible amounts	6	316
Balances at the end of the period	(26,033)	(24,084)

7.	AIRCRAFT SUBLEASE

Description	March 31, 2023	December 31, 2022

2023	70,052	89,293
2024	68,543	70,396
2025	48,808	50,127
2026	7,743	7,951

Gross sublease	195,146	217,767
Accrued interest	(21,224)	(25,838)
Provision for losses	(18,236)	(15,876)
Net sublease	155,686	176,053

Current	65,790	70,193
Non-current	89,896	105,860

8.	INVENTORIES

Description	March 31, 2023	December 31, 2022

Maintenance materials and parts	737,260	741,101
Flight attendance and uniforms	24,204	21,922
Provision for losses	(42,595)	(41,285)
Total, net	718,869	721,738

Set out below is the movement of the provision for inventory losses:

Description	March 31, 2023	December 31, 2022

Balances at the beginning of the period	(41,285)	(38,935)
Additions	(8,208)	(5,652)
Write-offs	6,898	3,302
Balances at the end of the period	(42,595)	(41,285)

15

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

9.	SECURITY DEPOSITS AND MAINTENANCE RESERVES

Description	March 31, 2023	December 31, 2022

Security deposits	370,712	374,960
Maintenance reserves	2,630,002	2,610,943
Total	3,000,714	2,985,903
Provision for loss	(436,996)	(446,342)
Total, net	2,563,718	2,539,561

The movement of security deposits and maintenance reserves is as follows:

Description	Security deposits	Maintenance reserves	Total

At December 31, 2022	374,960	2,164,601	2,539,561
Additions	14,545	146,922	161,467
Provision for loss	-	(16,551)	(16,551)
Write-offs	(10,919)	(46,631)	(57,550)
Foreign currency exchange	(7,874)	(55,335)	(63,209)
At March 31, 2023	370,712	2,193,006	2,563,718

At March 31, 2023
Current	102,236	838,718	940,954
Non-current	268,476	1,354,288	1,622,764

At December 31, 2022
Current	77,241	947,927	1,025,168
Non-current	297,719	1,216,674	1,514,393

10.	TAXES RECOVERABLE

Description	March 31, 2023	December 31, 2022

Social Integration Program (" PIS ") and Contribution to Social Security Financing (" COFINS ")	139,504	135,176
Withholding income tax	46,222	39,528
Income taxes	14,909	29,359
Tax on the Circulation of Goods and Services (" ICMS ")	24,027	21,661
Others	10,086	9,167
	234,748	234,891

16

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

11.	PREPAID EXPENSES

Description	March 31, 2023	December 31, 2022

Insurances	59,744	82,501
Maintenance	180,701	304,927
Commissions	49,658	69,856
Others	54,144	44,607

Total	344,247	501,891

Current	150,216	182,891
Non-current	194,031	319,000

The variation mainly relates to the termination of a maintenance contract that resulted in the write off prepaid amounts. The corresponding loss was recorded under “Other” in the statement of operations.

12.	ADVANCE TO SUPPLIERS

Description	March 31, 2023	December 31, 2022

Advances – local currency	44,313	90,810
Advances – foreign currency	33,528	30,887
	77,841	121,697

13.	INCOME TAX AND CONTRIBUTION

13.1	Breakdown of deferred taxes

Description	December 31, 2022	Profit or loss	March 31, 2023

Temporary differences liabilities
Breakage	(176,884)	(16,732)	(193,616)
Others	(516)	(154)	(670)
	(177,400)	(16,886)	(194,286)
Temporary differences assets	177,400	16,886	194,286
Total	-	-	-

17

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

13.2	Reconciliation of the effective income tax rate

	Three months ended March,31
Description	2023	2022

(Loss) profit before income tax and social contribution	(736,641)	2,667,048
Combined nominal tax rate	34%	34%
Taxes calculated at nominal rates	250,458	(906,796)

Adjustments to determine the effective rate
Profits from non-taxed investments abroad	53,386	(37,853)
Unrecorded and (recorded) benefit on tax losses and temporary differences	(303,134)	874,433
Permanent differences	(10,390)	71,106
Rate differential	10,889	-
Others	(1,209)	(890)
	-	-

The Company has tax losses that are available indefinitely for offset against 30% of future taxable profits, as follows:

Description	March,31 2023	December 31, 2022

Tax losses and negative bases	13,214,751	12,863,038
Tax loss (25%)	3,303,688	3,215,760
Negative social contribution base (9%)	1,189,328	1,157,673

14.	PROPERTY AND EQUIPMENT

Description	Weighted average rate (p.a.)	December 31, 2022	Acquisitions	Write-offs	Transfers (a)	March 31, 2023

Cost
Aircraft and engines		2,656,771	49,358	(16,316)	1,499	2,691,312
Buildings and leasehold improvements		524,075	4,364	-	160	528,599
Equipment and facilities		222,482	9,535	(486)	-	231,531
Others		32,205	816	-	-	33,021
Construction in progress		44,243	1,281	-	(10,703)	34,821
Advance payments for acquisition of aircraft		109,487	-	-	-	109,487
		3,589,263	65,354	(16,802)	(9,044)	3,628,771

Depreciation
Aircraft and engines	8%	(965,066)	(54,787)	4,074	-	(1,015,779)
Buildings and leasehold improvements	8%	(214,411)	(10,045)	-	-	(224,456)
Equipment and facilities	11%	(151,732)	(5,941)	300	-	(157,373)
Others	9%	(25,888)	(695)	-	-	(26,583)
		(1,357,097)	(71,468)	4,374	-	(1,424,191)

Property and equipment		2,232,166	(6,114)	(12,428)	(9,044)	2,204,580
Impairment		(279,077)	-	-	-	(279,077)
Total property and equipment, net		1,953,089	(6,114)	(12,428)	(9,044)	1,925,503

(a)   The balances of transfers are between “Property and equipment” and “Right-of-use assets” groups.

18

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

15.	RIGHT-OF-USE ASSETS

Description	Weighted average rate (p.a.)	December 31, 2022	Additions	Write-offs	Modifications	Transfers (a)	March 31, 2023

Cost
Aircraft and engines		12,633,542	172,071	(335,014)	7,226	6,416	12,484,241
Maintenance of aircraft and engines		1,938,788	89,413	(12,212)	(14,537)	2,628	2,004,080
Restoration of aircraft and engines		1,819,438	80,434	(526)	(63,852)	-	1,835,494
Simulators		119,782	-	-	-	-	119,782
Others		226,621	7,638	-	23,114	-	257,373
		16,738,171	349,556	(347,752)	(48,049)	9,044	16,700,970

Depreciation
Aircraft and engines	7%	(7,122,831)	(224,672)	335,014	-	-	(7,012,489)
Maintenance of aircraft and engines	17%	(1,159,612)	(81,333)	1,319	-	-	(1,239,626)
Restoration of aircraft and engines	29%	(628,522)	(132,163)	526	-	-	(760,159)
Simulators	30%	(105,395)	(8,891)	-	-	-	(114,286)
Others	20%	(58,914)	(11,060)	-	-	-	(69,974)
		(9,075,274)	(458,119)	336,859	-	-	(9,196,534)

Right-of-use assets		7,662,897	(108,563)	(10,893)	(48,049)	9,044	7,504,436
Impairment		(110,349)	-	-	-	-	(110,349)
Right-of-use assets, net		7,552,548	(108,563)	(10,893)	(48,049)	9,044	7,394,087

(a)   The balances of transfers are between “Property and equipment” and “Right-of-use assets” groups.

16.	INTANGIBLE ASSETS

Description	Weighted average rate (p.a.)	December 31, 2022	Acquisitions	Write-offs	March 31, 2023

Cost
Goodwill	-	901,417	-	-	901,417
Slots	-	126,547	-	-	126,547
Software	-	946,516	76,424	(785)	1,022,155
		1,974,480	76,424	(785)	2,050,119

Amortization
Software	16%	(547,957)	(38,500)	-	(586,457)
		(547,957)	(38,500)	-	(586,457)

Total intangible assets, net		1,426,523	37,924	(785)	1,463,662

19

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

17.	LOANS AND FINANCING

Description	Average nominal rate p.a.	Maturity	December 31, 2022	Funding (–) costs	Transfers (c)	Variation of conversion right	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Amortized cost	March 31, 2023

In foreign currency – US$

Senior notes – 2024	5.9%	Oct-24	2,097,402	-	-	-	-	-	30,117	(55,476)	1,538	2,073,581
Senior notes – 2026	7.3%	Jun-26	3,095,665	-	-	-	-	-	55,749	(81,989)	3,118	3,072,543
Convertible debentures (a)	6.0%	Oct-25	1,403,719	-	-	81,039	-	-	60,731	(22,905)	1,191	1,523,775
Aircraft and engines	6.8%	Mar-29	730,673	-	-	-	(8,067)	(11,258)	16,760	(19,553)	1,463	710,018
		Aug-26	-	-	28,311	-	-	-	-	-	-	28,311
Others	1.0%	Jun-25	551	-	-	-	-	-	1	(134)	-	418
			7,328,010	-	28,311	81,039	(8,067)	(11,258)	163,358	(180,057)	7,310	7,408,646

In local currency - R$
Working capital	CDI +4,9%	Feb-24	496,997	300,000	-	-	(116,633)	(18,299)	19,305	-	628	681,998
	1.7%	Sep-25	2,675	-	-	-	(293)	(44)	100	-	-	2,438
Debentures (b)	CDI + 5.0%	Dec-28	747,170	(2,467)	-	-	(191,530)	(80,811)	22,780	-	997	496,139
Aircraft and engines	6.2%	Mar-27	42,282	-	-	-	(4,685)	(592)	594	-	20	37,619
	Selic + 5.5%	May-25	19,284	-	-	-	(1,174)	(1,109)	849	-	-	17,850
			1,308,408	297,533	-	-	(314,315)	(100,855)	43,628	-	1,645	1,236,044

Total in R$			8,636,418	297,533	28,311	81,039	(322,382)	(112,113)	206,986	(180,057)	8,955	8,644,690

Current			1,127,729									1,441,842
Non-current			7,508,689									7,202,848

(a)   The balance recorded includes the right to convert the debt into Company shares in the amount of R$198,010 (as of December 31, 2022 – R$116,971).

(b)   The amount of R$2,467 refers to costs to be amortized due to the renegotiation of the debentures (note 17.3.1).

(c)   The balance of transfers are between “Loans and financing” and “Leases” groups.

20

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

17.1	Schedule of amortization of long-term debt

Description	March 31, 2023	December 31, 2022

2024	2,140,975	2,391,313
2025	1,691,396	1,629,572
2026	3,158,884	3,306,081
2027	103,810	172,205
After 2027	107,783	9,518
	7,202,848	7,508,689

17.2	New funding

During the three months ended March 31, 2023, the subsidiary ALAB raised R$302,252 with costs of R$2,252, at a rate equivalent to CDI+6.4% p.a. and single payment of interest and principal in June 2023. The proceeds will be used for general corporate purposes.

17.3	Renegotiation

During the three months ended March 31, 2023, the Company renegotiated some loans contracts and evaluated them in accordance with IFRS 9 - Financial instruments. The concluded that the renegotiations did not meet the definition of derecognition of liabilities, which requires the extinguishment of the original financial liability and the recognition of a new financial liability.

17.3.1	Debentures

The subsidiary ALAB renegotiated the terms of the debentures, in order to extend the maturity date from December 20, 2027 to December 20, 2028.

17.3.2	Aircraft and engines

The subsidiary ALAB renegotiated the deferral of the payment from March 31, 2023 to December 31, 2023 of an installment, in the amount of R$194,330. Consequently, the weighted average rate increased from 6.5% to 7.4%.

17.4	Covenants

The Company has restrictive clauses covenants in some of its loan and financing agreements, as disclosed in the annual financial statements of December 31, 2022.

As of March 31, 2023 the Company was in breach of certain covenants related to aircraft financing agreements whose measurement frequency is quarterly and the Company obtained a waiver as of March 31, 2023. Therefore, the related debt is classified in these interim condensed consolidated financial statements according to the original contractual terms.

21

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

18.	LEASES

Description	Average remaining term	Weighted average rate	December 31, 2022	Additions	Modifications	Payments	Interest incurred	Transfers (a)	Foreign currency exchange	March 31, 2023

Lease without purchase option:
Aircraft and engines	7.4	21.4%	13,585,810	176,108	17,910	(457,717)	624,069	62,504	(356,235)	13,652,449
Others	4.8	10.2%	185,527	7,638	23,114	(13,691)	4,284	-	(3,084)	203,788
Lease with purchase option:
Aircraft and engines	5.5	21.5%	811,496	-	(33,871)	(52,651)	26,789	(90,815)	(17,095)	643,853

Total			14,582,833	183,746	7,153	(524,059)	655,142	(28,311)	(376,414)	14,500,090

Current			4,025,948							4,578,717
Non-current			10,556,885							9,921,373

(a)       The balance of transfers is between the “Loans and financing” and “Leases” groups.

22

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

18.1	Schedule of amortization of leases

Description	March 31, 2023	December 31, 2022

2023	3,832,958	4,387,911
2024	4,098,098	4,162,958
2025	3,524,191	3,579,587
2026	3,190,088	3,237,509
2027	2,878,342	2,909,201
After 2027	8,526,630	8,512,031
Minimum lease payments	26,050,307	26,789,197

Financial charges	(11,550,217)	(12,206,364)

Present value of minimum lease payments	14,500,090	14,582,833

18.2	Covenants

The Company has covenants in some of its lease agreements, as disclosed in the annual financial statements as of December 31, 2022.

These conditions will be verified only December 31, 2023, therefore, the related debt is still classified in these interim condensed financial statements according to the original contractual terms.

19.	ACCOUNTS PAYABLE

Description	March 31, 2023	December 31, 2022

Accounts payable – local currency	1,821,691	1,857,583
Accounts payable – foreign currency	1,297,208	1,092,231
	3,118,899	2,949,814

Current	2,715,650	2,432,843
Non-current	403,249	516,971

20.	REVERSE FACTORING

Description	Consolidated

At December 31, 2022	753,352

Interest incurred	12,258
Interest paid	(38,242)
Payment	(727,368)

At March 31, 2023	-

Due to the high interest rates, the Company decided to terminate all transaction on March 2, 2023.

23

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

21.	DERIVATIVE FINANCIAL INSTRUMENTS

	Derivatives not designated as hedge accounting
Changes in fair value	Interest rate swap	Forward - fuel	Option fuel	Forward - foreign currency	Conversion right debentures	Total

At December 31, 2022	(179,170)	(28,701)	-	235,246	(116,971)	(89,596)
Gains (losses) recognized in result	(34,075)	(146,134)	10,828	(24,552)	(81,039)	(274,972)
Payments (receipts)	213,245	34,894	10,377	(210,694)	-	47,822
At March 31, 2023	-	(139,941)	21,205	-	(198,010)	(316,746)

Rights with current derivative financial instruments	-	-	21,205	-	-	21,205
Obligations with current derivative financial instruments	-	(139,941)	-	-	-	(139,941)
Long-term loans and financing	-	-	-	-	(198,010)	(198,010)
	-	(139,941)	21,205	-	(198,010)	(316,746)

22.	AIR TRAFFIC LIABILITY

Description	March 31, 2023	December 31, 2022

Air traffic liability	4,670,593	4,660,271
Breakage	(569,460)	(520,246)
	4,101,133	4,140,025
Average use term	63 days	48 days

Current	4,091,940	4,140,025
Non-current	9,193	-

The balance classified as non-current refers to the TudoAzul points program.

23.	TAXES PAYABLE

Description	March 31, 2023	December 31, 2022

Government installment payment program	190,505	96,547
Social Integration Program (" PIS ") and Contribution to Social Security Financing (" COFINS ")	23,193	55,385
Withholding income tax	43,450	49,906
Import taxes	15,078	15,189
Others	11,462	48,156
	283,688	265,183

Current	135,411	193,588
Non-current	148,277	71,595

During the three months ended March 31, 2023, the Company installment taxes in 60 months through Government installment payment program.

24

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

24.	PROVISIONS

24.1	Breakdown of provisions

Description	Return of aircrafts and engines (a)	Tax, civil, labor and other risks	Post-employment benefit	Total

At December 31, 2022	2,675,266	560,727	7,001	3,242,994
Additions	80,434	70,479	29	150,942
Modifications	(77,614)	-	-	(77,614)
Payments	(46,998)	(49,917)	-	(96,915)
Interest incurred	66,506	4,552	190	71,248
Foreign currency exchange	(71,208)	-	-	(71,208)
At March 31, 2023	2,626,386	585,841	7,220	3,219,447

At March 31, 2023
Current	883,193	195,876	-	1,079,069
Non-current	1,743,193	389,965	7,220	2,140,378

At December 31, 2022
Current	654,897	179,391	-	834,288
Non-current	2,020,369	381,336	7,001	2,408,706

(a)	Nominal discount rate 11.24% p.a. (11.24% p.a as of December 31, 2022).

24.1.1	Tax, civil, labor and other risks

The balances of the proceedings with estimates of probable and possible losses are shown below:

	Probable loss		Possible loss
Description	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022

Tax	271,337	263,495	412,098	376,510
Civil	121,077	107,980	54,833	57,871
Labor	126,017	121,842	61,441	43,423
Other	67,410	67,410	-	-
	585,841	560,727	528,372	477,804

24.1.1.1 New relevant processes

24.1.1.1.1 Labor

24.1.1.1.1.1 Possible loss

On February 15, 2023, the Public Ministry of Labor (MPT) filed a lawsuit against the Company alleging non-compliance with the Apprentice quota, a Brazilian program, where young people reconcile work and school before graduation, intending that Azul start to consider, when calculating the quota, all functions that require professional training, as specified in the Brazilian Classification of Occupations (CBO), under penalty of a daily fine of BRL 5 per apprentice not hired.

25

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The MPT also requests the condemnation of the Company to the payment of compensation for collective pain and suffering in the amount of R$ 20,000. The lawsuit is in the initial phase, still without decision. The probability of loss is evaluated as "possible" by the Company's legal advisors.

25.	RELATED-PARTY TRANSACTIONS

Transactions with related parties were entered into in the ordinary course of the Company’s business, at prices, terms and financial charges according to the conditions established between the parties.

25.1	Compensation of key management personnel

The Company´s employees are entitled to profit sharing based on certain goals agreed annually. In turn, executives are entitled to bonus based on statutory provisions proposed by the Board of Directors and approved by the shareholders. The amount of profit sharing is recognized in profit or loss for the year in which the goals are achieved.

Key management personnel comprise the directors, officers and members of the Executive Committee. Expenses incurred with remuneration and the respective charges, paid or payable, are shown below:

	Three months ended March,31
Description	2023	2022
Short-term benefits	6,468	5,649
Wages	1,292	1,641
Share-based payment plan	18,987	6,517
	26,747	13,808

25.2	Technology service sharing contract

On January 1, 2013, the Company entered into a contract with Águia Branca Participações S.A., one of its shareholders, for the sharing of information technology resources for an indefinite period. The total amount of services acquired during three months ended March 31, 2023 was R$13 (R$13 as of March 31, 2022), recorded under “Other expenses, net” in the statement of operations. As of March 31, 2023, there were no amounts to be paid as a result of this transaction.

25.3	Ticket sales contract

On March 26, 2018, the Company entered into a ticket sales contract with Caprioli Turismo Ltda., a travel agency owned by the Caprioli family (which holds an indirect stake in the Company through TRIP former shareholders), whereby Caprioli Turismo Ltda. is granted a R$20 credit line for the purchase and resale of tickets for flights operated by the Company. This credit line is guaranteed by a non-interest bearing promissory note in the same amount payable.

25.4	Aircraft sublease

In December 2019, the Company signed a letter of intent for the sublease of aircraft to the Breeze Aviation Group (“Breeze”), an airline founded by the controlling shareholder of Azul, headquartered in the United States. The transaction was voted and approved by 97% of the Azul's shareholders at

26

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

the Extraordinary General Meeting held on March 2, 2020. Following good corporate practices, the controlling shareholder did not participate in the voting.

Until March 31, 2023, the Company sub-leased three aircrafts to Breeze and recorded a balance receivable of R$61,139 (R$67,056 as of December 31, 2022).

25.5	Lilium

In August 2021, the Company announced plans to make a strategic partnership with Lilium GmbH (“Lilium”), a wholly owned subsidiary of Lilium N.V., which has ultimately become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Lilium’s Board of Directors.

25.6	Azorra

In August 2022, the Company made agreements for purchase and sale of aircraft and engines with entities that are part of Azorra Aviation Holdings LLC. (“Azorra”) group, which has become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Azorra’s Board of Directors.

As of March 31, 2023, the Company has a maintenance reserve, lease and loans and financing obligations in the amount of R$98,969, R$108,220 and R$28,311 (R$107,286, R$113,832 and R$0 as of December 31, 2022), respectively.

26.	EQUITY

26.1	Issued capital

		Quantity
Description	Company’s capital	Common shares	Preferred shares

At December 31, 2022	2,313,941	928,965,058	335,623,408
Share-based payment	61	-	-
At March 31, 2023	2,314,002	928,965,058	335,623,408

As established in the Company’s bylaws, each common share is entitled to 1 (one) vote. Preferred shares of any class do not have voting rights, however they do provide their holders with rights that were disclosed in detail in the annual financial statements of December 31, 2022.

27

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

Company shareholding structure is presented below:

	March 31, 2023			December 31, 2022
Shareholder	Common shares	Preferred shares	% economic participation	Common shares	Preferred shares	% economic participation

David Neeleman	67.0%	2.2%	4.5%	67.0%	2.2%	4.5%
Acionistas Trip (a)	33.0%	4.0%	5.0%	33.0%	4.4%	5.4%
United Airlines Inc	-	8.0%	7.8%	-	8.0%	7.8%
Blackrock	-	5.0%	4.8%	-	5.0%	4.8%
Others	-	80.6%	77.7%	-	80.3%	77.4%
Treasury shares	-	0.2%	0.2%	-	0.1%	0.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)	This refers to Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda.

26.2	Treasury shares

Description	Number of shares	Amount paid	Average cost (in R$)

At December 31, 2022	349,999	10,204	29.15
Repurchase	350,000	2,881	8.23
At March 31, 2023	699,999	13,085	18.69

As of November 11, 2022 approved the repurchase plan for 1,300,000 preferred shares maturing in 18 months, to keep them in treasury for a subsequent payment of the installments of the Restricted Stock Option plan. Until March 31, 2023, the Company had repurchased 610,002 shares.

27.	EARNINGS (LOSS) PER SHARE

	Three months ended March,31
Description	2023	2022

Numerator
Net (loss) profit for the period	(736,641)	2,667,048

Denominator
Weighted average number of common shares	928,965,058	928,965,058
Weighted average number of preferred shares	335,623,408	334,320,126
75 preferred shares	75	75
Weighted average number of equivalent preferred shares (a)	348,009,609	346,706,327
Weighted average number of equivalent common shares (b)	26,100,720,658	26,002,974,508
Weighted average number of presumed conversions	77,059,124	2,010,838
Weighted average number of shares that would have been issued at average market price	162,625	675,821

Basic (loss) earnings per common share – R$	(0.03)	0.10
Diluted (loss) earnings per common share – R$	(0.03)	0.10
Basic (loss) earnings per preferred share – R$	(2.12)	7.69
Diluted (loss) earnings per preferred share – R$	(2.12)	7.68

(a)	This refers to the participation in the value of the Company's total equity, calculated as if all 928,965,058 common shares had been converted into 12,386,201 preferred shares at the conversion ratio of 75 common shares for each preferred share.

(b)	This refers to the participation in the value of the Company's total equity, calculated as if the weighted average of preferred shares had been converted into common shares at the conversion ratio of 75 common shares for each one preferred share.

28

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. However, due to the loss reported in three months ended March 31, 2023, these instruments issued by the company have a antidilutive effect and therefore were not considered in the total number of shares outstanding to determine the diluted loss per share.

28.	SHARE-BASED PAYMENT

28.1	Compensation plans

The conditions of the share-based grant plans were disclosed in detail in the annual financial statements of December 31, 2022 and did not change during the three months ended March 31, 2023.

The movement of the plans is as follows:

	Number of shares
Description	Option plan	Restricted shares plan ("RSU")	Phantom shares	Total

At December 31, 2022	19,069,705	1,795,401	326,472	21,191,578
Canceled	-	(34,937)	(13,255)	(48,192)
At March 31, 2023	19,069,705	1,760,464	313,217	21,143,386

Description	March 31, 2023	December 31, 2022

Share price (in reais)	12.03	11.01
Weighted average price of the stock option (in reais)	11.84	11.84
Total obligation related to the phantom shares plan	1,166	844

	Expense
	Three months ended March,31
Description	2023	2022

Stock option	17,801	1,020
Restricted share plan	2,469	3,287
Phantom shares	323	3,763
Share-based payment	20,593	8,070

The amounts related to stock options and RSU are recorded under “Capital reserves” and amounts for phantom shares are recorded under “Salaries and benefits”.

29

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

28.2	Assumptions

28.2.1	Stock option plan

Date of grant	Option exercise price (in R$)	Everage fair value of the option on the grant (in R$)	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Deadline remainder of vesting period (in years)	Purchasing period up to (years)	Total options granted	Total outstanding options	Total options available for exercise
December 11, 2009	3.42	1.93	47.7%	1.1%	8.8%	25.0%	-	4.0	5,032,800	182,870	182,870
March 24, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	1,572,000	84,000	84,000
April 5, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	656,000	7,500	7,500
June 30, 2014	19.15	11.01	40.6%	1.1%	12.5%	25.0%	-	4.0	2,169,122	740,013	740,013
July 1, 2015	14.51	10.82	40.6%	1.1%	15.7%	25.0%	-	4.0	627,810	199,864	199,864
July 1, 2016	14.50	10.14	43.1%	1.1%	12.2%	25.0%	-	4.0	820,250	299,796	299,796
July 6, 2017	22.57	12.82	43.4%	1.1%	10.3%	25.0%	-	4.0	680,467	471,745	471,745
March 14, 2017	11.85	4.82	50.6%	1.1%	11.3%	20.0%	-	5.0	9,343,510	-	-
August 8, 2022	11.07	8.10	70.0%	-	13.0%	25.0%	3.3	4.0	1,774,418	1,774,418	-
August 8, 2022	11.07	6.40	68.8%	-	13.2%	25.0%	2.3	4.0	1,514,999	1,509,499	373,250
August 19, 2022	11.07	7.39	67.2%	-	13.6%	100.0%	0.4	1.0	4,900,000	4,900,000	-
August 19, 2022	11.07	11.54	74.6%	-	12.7%	33.0%	4.4	5.0	8,900,000	8,900,000	-
									37,991,376	19,069,705	2,359,038

28.2.2	Restricted stock option plan

Date of grant	Exercise rate per tranche	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Purchasing period up to (years)	Total granted	Total not exercised
July 7, 2019	25.0%	51.65	0.2	4.0	170,000	32,414
June 19, 2020	25.0%	21.80	1.2	4.0	1,382,582	564,810
July 7, 2021	25.0%	42.67	2.2	4.0	300,000	190,672
July 7, 2022	25.0%	11.72	3.3	4.0	335,593	326,393
July 7, 2022	25.0%	11.72	3.3	4.0	671,186	646,175
					2,859,361	1,760,464

28.2.3	Phantom shares

Date of grant	Option exercise price (in reais)	Price on the grant date (in reais)	Current share price (in reais)	Average fair value of option at the reporting date (in reais)	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate	Remaining term of the vesting period (in years)	Term limit to exercise after dressing	Purchasing period up to (years)	Total options granted	Total outstanding
August 7, 2018	20.43	40.41	12.03	2.22	79.6%	-	13.1%	25.0%	-	4 years	4.0	707,400	83,646
July 7, 2019	42.09	25.34	12.03	0.57	79.6%	-	13.1%	25.0%	0.2	4 years	4.0	405,000	13,277
April 30, 2020	10.35	17.40	12.03	4.93	79.6%	-	13.1%	33.3%	0.0	4 years	3.0	3,250,000	169,784
April 30, 2020	10.35	17.40	12.03	5.51	74.8%	-	12.9%	25.0%	1.0	4 years	4.0	1,600,000	45,080
August 17, 2021	33.99	33.99	12.03	2.18	74.2%	-	12.8%	25.0%	2.4	4 years	4.0	580,000	1,430
												6,542,400	313,217

30

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

29.	SALES REVENUE

	Three months ended March 31,
Description	2023	2022
Passenger revenue	4,176,747	2,931,190
Other revenues	347,930	387,579
Total	4,524,677	3,318,769
Taxes levied
Passenger revenue	(6,876)	(88,221)
Other revenues	(39,473)	(37,507)
Total taxes	(46,349)	(125,728)

Total revenue	4,478,328	3,193,041

Revenues by geographical location are as follows:

	Three months ended March 31,
Description	2023	2022

Domestic revenue	3,504,946	2,688,518
Foreign revenue	973,382	504,523
Total revenue	4,478,328	3,193,041

31

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

30.	FINANCIAL RESULT

	Three months ended March 31,
Description	2023	2022

Financial income
Interest cash and cash equivalents and short-term investments	45,774	34,384
Sublease	3,970	5,679
Others	3,722	8,851
	53,466	48,914
Financial expenses
Interest on loans and financing	(146,255)	(143,578)
Interest on convertible debentures	(60,731)	(54,004)
Interest on lease	(655,142)	(593,993)
Interest on factoring credit card receivables	(114,742)	(37,223)
Interest on provisions	(71,248)	(49,673)
Interest on reverse factoring	(12,258)	-
Interest accounts payable	(65,933)	(35,413)
Guarantee commission	(50,117)	(31,512)
Amortized cost of loans and financing	(8,955)	(8,496)
Cost of financial operations	(15,568)	(17,716)
TAP Bond fair value	(10,628)	(40,746)
Others	(46,007)	(11,804)
	(1,257,584)	(1,024,158)

Derivative financial instruments, net	(274,972)	306,042
Foreign currency exchange, net	574,418	3,486,094
Financial result, net	(904,672)	2,816,892

31.	RISK MANAGEMENT

31.1	Accounting classification and fair value hierarchy of financial instruments

The following hierarchy is used to determine the fair value of financial instruments:

Level 1: quoted prices, without adjustment, in active markets for identical assets and liabilities;

Level 2: other techniques for which all inputs that have a significant effect on the fair value recorded are directly or indirectly observable; and

Level 3: techniques that use data that have a significant effect on the fair value recorded that are not based on observable market data.

32

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The accounting classifications and the fair value hierarchy of the Company's consolidated financial instruments are shown below:

		Carrying amount		Fair value
Description	Level	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022

Assets
Cash and cash equivalents	2	466,350	668,348	466,350	668,348
Long-term investments	2	753,779	733,043	753,779	733,043
Accounts receivable	-	1,267,103	1,803,998	1,267,103	1,803,998
Aircraft sublease	-	155,686	176,053	155,686	176,053
Security deposits and maintenance reserves	-	2,563,718	2,539,561	2,563,718	2,539,561
Derivative financial instruments	2	21,205	271,950	21,205	271,950

Liabilities
Loans and financing	-	(8,446,680)	(8,519,447)	(7,043,161)	(7,474,137)
Loans and financing - conversion right	2	(198,010)	(116,971)	(198,010)	(116,971)
Leases	-	(14,500,090)	(14,582,833)	(14,500,090)	(14,582,833)
Accounts payable	-	(3,118,899)	(2,949,814)	(3,118,899)	(2,949,814)
Reverse factoring	-	-	(753,352)	-	(753,352)
Airport fees	-	(1,538,620)	(1,334,769)	(1,538,620)	(1,334,769)
Insurance payable	-	(62,798)	(84,985)	(62,798)	(84,985)
Derivative financial instruments	2	(139,941)	(244,575)	(139,941)	(244,575)

31.2	Market risks

31.2.1	Interest rate risk

31.2.1.1	Sensitivity analysis

As of March 31, 2023, the Company held financial assets and liabilities linked to various types of rates. In the sensitivity analysis of non-derivative financial instruments, the impact on annual interest was only considered on positions with values exposed to such fluctuations:

	Exposure to CDI		Exposure to SOFR		Exposure to LIBOR
Description	Rate (p.a.)	March 31, 2023	Rate (p.a.)	March 31, 2023	Weighted rate (p.a.)	March 31, 2023

Exposed liabilities, net	13.7%	(1,135,409)	4.9%	(238,550)	5.3%	(317,246)
Effect on profit or loss
Interest rate devaluation by -50%	6.8%	77,897	2.4%	5,809	2.6%	8,334
Interest rate devaluation by -25%	10.2%	38,948	3.7%	2,904	3.9%	4,167
Interest rate appreciation by 50%	20.5%	(77,897)	7.3%	(5,809)	7.9%	(8,334)
Interest rate appreciation by 25%	17.1%	(38,948)	6.1%	(2,904)	6.6%	(4,167)

Assets and liabilities linked to LIBOR are being reviewed and will be restated at the published alternative rates. The Company estimates that the updated cash flows will be economically equivalent to the original ones.

33

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

31.2.2	Fuel price risk (“QAV”)

The price of fuel may vary depending on the volatility of the price of crude oil and its derivatives. To mitigate losses linked to variations in the fuel market, the Company had, as of March 31, 2023, forward and options transactions on fuel (note 21).

31.2.2.1	Sensitivity analysis

The following table demonstrates the sensitivity analysis in US dollars of the price fluctuation of QAV liter:

	Exposure to price
Description	Average price per liter (in reais)	March 31, 2023

Aircraft fuel	5.32	(1,673,402)

Effect on profit or loss

Devaluation by -50%	2.66	836,701
Devaluation by -25%	3.99	418,351
Appreciation by 50%	7.98	(836,701)
Appreciation by 25%	6.65	(418,351)

31.2.3	Foreign exchange risk

The foreign exchange risk arises from the possibility of unfavorable exchange differences to which the Company's cash flows are exposed.

The exposure to the main exchange differences is as follows:

	Exposure to US$		Exposure to €
Description	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022

Assets
Cash and cash equivalents	16,699	56,487	1,920	8,052
Long-term investments	-	-	753,779	733,043
Accounts receivable	186,322	166,012	14,100	-
Aircraft sublease	155,686	176,053	-	-
Security deposits and maintenance reserves	2,494,285	2,471,349	-	-
Other assets	12,856	12,636	-	-
Total assets	2,865,848	2,882,537	769,799	741,095

Liabilities
Loans and financing	(7,429,217)	(7,299,291)	-	-
Leases	(14,433,322)	(14,525,385)	-	-
Accounts payable	(1,280,248)	(1,051,379)	-	-
Provisions and other liabilities	(2,925,612)	(3,020,947)	-	-
Total liabilities	(26,068,399)	(25,897,002)	-	-

Net exposure	(23,202,551)	(23,014,465)	769,799	741,095
Net exposure in foreign currency	(4,567,072)	(4,410,845)	139,345	133,066

34

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

31.2.3.1	Sensitivity analysis

	Exposure to US$		Exposure to €
Description	Closing rate	March 31, 2023	Closing rate	March 31, 2023

Exposed assets (liabilities), net	5.0804	(23,202,551)	5.5244	769,799
Effect on profit or loss
Foreign currency devaluation by -50%	2.5402	11,601,276	2.7622	(384,900)
Foreign currency devaluation by -25%	3.8103	5,800,638	4.1433	(192,450)
Foreign currency appreciation by 50%	7.6206	(11,601,276)	8.2866	384,900
Foreign currency appreciation by 25%	6.3505	(5,800,638)	6.9055	192,450

31.3	Credit risk

Credit risk is inherent to the Company's operating and financial activities, mainly disclosed in cash and cash equivalents, long-term investments, accounts receivable, aircraft sublease, security deposits and maintenance reserves. Financial assets classified as cash and cash equivalents and are deposited with counterparties that have a minimum investment grade rating in the assessment made by agencies S&P Global Ratings, Moody's or Fitch (between AAA and A+). The TAP Bond is guaranteed by intellectual property rights and credits related to the TAP mileage program.

Credit limits are established for all customers based on internal classification criteria and the carrying amounts represent the maximum credit risk exposure. Outstanding receivables from customers are frequently monitored by the Company and, when necessary, allowances for expected credit losses are recognized.

Derivative financial instruments are contracted on the over-the-counter market (OTC) from counterparties with a minimum investment grade rating, or on commodities and futures exchanges (B3 and NYMEX), which substantially mitigates the credit risk. The Company assesses the risks of counterparties in financial instruments and diversifies its exposure periodically.

31.4	Liquidity risk

The maturity schedules of the Company’s consolidated financial liabilities as of March 31, 2023 are as follows:

Description	Carrying amount	Contractual cash flow	Until 1 year	From 2 to 5 years	After 5 years

Loans and financing	8,644,690	10,918,703	1,989,984	8,928,719	-
Leases	14,500,090	26,050,307	3,832,958	13,690,719	8,526,630
Accounts payable	3,118,899	3,118,869	2,715,650	387,608	15,641
Airport fees	1,538,620	1,538,620	1,033,688	178,680	326,252
Insurance payable	62,798	62,798	62,798	-	-
Derivative financial instruments	139,941	139,941	139,941	-	-

	28,005,038	41,829,238	9,775,019	23,185,726	8,868,523

The above balances do not reflect the renegotiations signed after March 31, 2023, see note 34.

35

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

31.5	Capital management

The Company seeks capital alternatives in order to satisfy its operational needs, aiming at a capital structure that it considers adequate for the financial costs and the maturity dates of funding and its guarantees. The Company's Management continuously monitors its net indebtedness, see note 1.2 with details of the Company's actions in the quarter.

36

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

32.	NON-CASH TRANSACTIONS

Description	Acquisition of property and equipment	Acquisition of rigth of use	Acquisition of intangible	Maintenance reserves	Compensation of sublease	Compensation of lease	Acquisition of lease	ARO	Modification	Transfers	Total

Accounts receivable	-	-	-	-	-	(34,558)	-	-	-	57,550	22,992
Aircraft sublease	-	-	-	-	(8,718)	-	-	-	-	-	(8,718)
Security deposits and maintenance reserves	-	-	-	169,904	-	-	-	-	-	(57,550)	112,354
Advances to suppliers	-	-	-	-	-	-	-	-	-	(540,027)	(540,027)
Property and equipment	54,126	-	-	-	-	-	-	-	-	(9,044)	45,082
Right-of-use assets	-	59,045	-	-	-	-	183,746	80,434	(48,049)	9,044	284,220
Intangible assets	-	-	36,242	-	-	-	-	-	-	-	36,242
Loans and financing	-	-	-	-	-	-	-	-	-	(28,311)	(28,311)
Leases	-	-	-	-	8,718	23,628	(183,746)	-	(7,153)	28,311	(130,242)
Accounts payable	(54,126)	(59,045)	(36,242)	(169,904)	-	-	-	-	-	493,029	173,712
Provisions	-	-	-	-	-	-	-	(80,434)	77,613	46,998	44,177
Other assets and liabilities	-	-	-	-	-	10,930	-	-	-	-	10,930
Result	-	-	-	-	-	-	-	-	(22,411)	-	(22,411)
As of March 31,2023	-	-	-	-	-	-	-	-	-	-	-

	Consolidated
Description	Property and equipment and intangible assets	Maintenance reserves	Supplier finance	Amendment for future capital increase	Lease	Transfers	Total

Aircraft sublease receivables	-	-	-	-	(817)	-	(817)
Security deposits and maintenance reserves	-	164,424	-	-	-	-	164,424
Property and equipment	113,370	-	-	-	-	-	113,370
Right-of-use assets	-	-	-	-	481,515	-	481,515
Lease liabilities	-	-	-	-	(430,936)	-	(430,936)
Accounts payable	(113,370)	(164,424)	161,819	-	-	(88,179)	(204,154)
Accounts payable – supplier finance	-	-	(161,819)	-	-	-	(161,819)
Provisions	-	-	-	-	(49,762)	88,179	38,417
Other assets and liabilities	-	-	-	22,859	-	-	22,859
Equity	-	-	-	(22,859)	-	-	(22,859)
As of March 31, 2022	-	-	-	-	-	-	-

37

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

33.	SUBSEQUENT EVENTS

33.1	Restructuring Plan

According to a Material Fact published on May 15, 2023, Management informed its stakeholders that, subject to certain conditions, the proposed restructuring of Azul's obligations with lessors and OEMs includes:

(i) lease payment obligations that had previously been deferred during the COVID-19 pandemic;

(ii) reduction in lease payments originally contracted to current market values;

(iii) the deferral of certain lease payments, as well as obligations under supplier contracts, including items (i) and (ii) above; and

(iv) other concessions, including aircraft return conditions, the elimination of future maintenance reserve payments and the negotiated early termination of certain aircraft leases.

In connection with this restructuring plan, lessors and OEMs have generally agreed to receive an unsecured tradeable note maturing in 2030 with a coupon of 7.5% per year and an equity instrument convertible into preferred shares valued at R$36.00 per share. The shares are subject to a lock-up provision until the second half of 2024 and will vest in fourteen quarterly installments, starting at the end of the lock-up period and ending in the second half of 2027. Azul shareholders will be granted preemption rights enabling them to subscribe for the convertible instrument in proportion to their shareholding in Azul.

The contemplated lessor and OEM equity instrument is limited in its upside and downside, aiming to minimize dilution to shareholders and at the same time provides full recovery to Azul’s partners. Dilution from the equity instrument is estimated at 17.5%. Throughout the vesting period, between the second half of 2024 and the second half of 2027 if, at the time of measurement, the trading price of Azul’s preferred shares is lower than R$36.00, Azul may compensate for the difference by issuing additional preferred shares, or through cash settlement, or through the issuance of new debt instruments. If the trading price of Azul’s preferred shares is higher than certain thresholds, the number of shares issuable pursuant to the equity instrument will be reduced and dilution will therefore be lower.

Azul estimates that the restructuring debts with lessors, subject to certain conditions, will reduce future lease payments.

Equity instruments will be granted to lessors, considering their characteristics, including lock-up periods and fixed amounts will be temporarily recognized as obligations.

33.2	Debentures

According to a Material Fact published on June 1, 2023, the board of director´s approved the collateral grant, in the form of personal guarantee in the issuance. At the same date, the Issuer’s board of directors approved the 11th issuance of simple debentures, not convertible into shares, with real guarantee, with personal guarantee additional, in a single series, for public distribution, under the automatic distribution registry rite.

38

AZUL S.A. Notes to the interim condensed consolidated financial statements March 31, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The issuance will comprised of up to 600,000 debentures, with a unity value of R$1, with a total of up to R$600,000 at the issuance date. The maturity period will be 12 months starting from the issuance date. The net proceeds obtained by the Issuer with the Issuance will be used to wholly and exclusively for the payment of fuel supply to Raízen S.A.

39